K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 24, 2018

VIA EDGAR

Mr. Raymond Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Mr. Be:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to Staff comments we received orally on August 17, 2018 regarding the Trust’s Post-Effective Amendment No. 77 (PEA No. 77), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2018 for the purpose of reflecting changes to the investment objective and principal investment strategy of the Cambria Shareholder Yield ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: In the Fund’s principal investment strategy, please revise to clarify how the Fund’s rules-based Index methodology selects and weights “the 100 issuers that have exhibited, in the aggregate,” certain characteristics identified in the strategy.

Response: The Registrant has deleted the referenced paragraph in its entirety and replaced it with the following paragraph to better explain how these 100 stocks are selected and weighted by the Index methodology.

Each of these characteristics will be measured on a one-month to 12-month basis by the Underlying Index methodology, and no single measurement will be dispositive. Pursuant to its rules-based methodology, the Underlying Index initially selects the top 20% of stocks in the initial universe of U.S.-based issuers according to shareholder yield, which is based on a stock’s dividend payments and net share buybacks. The Underlying Index then applies a number of valuation factors to the remaining stocks and selects the 100 stocks that exhibit, in the aggregate, the best combination of the following characteristics: strong cash flows and debt paydown, and high dividends paid to shareholders and net stock buybacks. The Underlying Index selects Index components based only on publicly available data and includes screens to limit its industry concentration to 25% in order to seek to ensure its liquidity and investability. The Underlying Index is rebalanced and reconstituted quarterly, and Index components are equally weighted at each rebalance.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 24, 2018

2.

Comment: The Staff notes that the Fund is expected to concentrate in a sector to approximately the same extent that the Underlying Index concentrates in a particular sector. The Staff also notes that the Underlying Index “includes screens to limit its industry concentration to 25%.” Please explain whether these statements are consistent and, if not, revise the Fund’s principal investment strategy to clarify.

Response: The Fund has a fundamental policy not to concentrate in issuers of one or more particular industries. Accordingly, its Underlying Index methodology screens to limit its industry concentration. However, the Underlying Index may concentrate in a particular sector. A sector is comprised of multiple industries. For example, the consumer discretionary sector is comprised of companies in, among other industries, the automotive, household durable goods, textile, hotel, restaurant, and retail industries. As of July 31, 2018, the Fund and the Underlying Index were not concentrated in any industries, but they were concentrated in the consumer discretionary and financial services sectors. Thus, we respectfully decline to revise these statements as they remain accurate with respect to the Fund’s fundamental industry concentration policy and the Fund’s policy to concentrate in a sector to approximately the same extent as its Underlying Index.

3.

Comment: The Staff notes that the “Sector Concentration Risk” states that the Fund is concentrated in the financial services sector. As noted in Comment 2, please explain how the Fund can be concentrated in a sector given that the Underlying Index screens to limit industry concentration.

Response: Please see our response to Comment 2.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq.